Filed by Sustainable Opportunities Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sustainable Opportunities Acquisition Corp.

Commission File No. 001-39281

The following communication was made available on SPACInsider on June 22, 2021:

Then, importantly, are the ESG impacts. Mining comes with a host of severe environmental and social footprints. Think child labor, and deforestation, biodiversity loss, and toxic waste. Mining, in fact on land, is the single largest source of waste. Last year, 190 billion tons of waste was generated. Just to put that in context, around 2 billion tons is the volume of municipal waste. All of the global municipal waste equals 2 billion; mining generated 190 billion. Yet, we can process our nodules and turn them into battery metals and generate zero waste.

We can make a real dent on availability. As you can see, we have three licensed areas. We've defined the resource on two of them. It's enough to electrify the entire US passenger fleet. Nickel requires a special call-out. It's a key metal when it comes to battery cathodes, and as much as 85% of battery capacity by 2030 is expected to rely on nickel-rich chemistries. It's also an important one for us for by 2030 predict almost a million tons shortage. By then, the total production potential of our NORI and TOML contract areas could fill about half of that deficit.

We can also solve the security of supply by localizing our plants on any continent, as long as we have access to an existing deepwater port, renewable power and sufficiently close to our end markets. We can help relieve price pressure because we expect to operate in the bottom quartile of the cost curve, and we can weather commodity price fluctuation, so you won't see our production going offline because prices are too low. Most importantly, on the ESG footprint, we expect to be able to compress most of it. From climate change, to elimination of processing waste, nodules can make a real difference.

Let's talk about the resource itself. It's world-class. It offers several inherent advantages over its land-based peers. It occurs as polymetallic nodules, which are like potato-sized rocks that lie unattached on the ocean floor. It's remarkably consistent in terms of grade across large areas. It's two-dimensional, so it means that you can see it and so the certainty around the resource is very high. They're microporous, so they're easy to smelt. They also lay on the ocean floor, so we don't need to drill or blast to find them or see them. They also contain only trace levels of deleterious elements, and so that means they're easy to process and that leads to the zero tailings and zero waste.

NORI-D is the area that we're developing first. It's been - just the NORI-D, which represents 22% of our resource - has been identified as the world's largest undeveloped nickel deposit by a recent survey. If you look at the entire resource on NORI and TOML, it's by far the largest undeveloped nickel deposit. If you put it into nickel equivalent, we're like 29 million tons. In total, we've defined around 1.6 billion tons of these high-grade nodules.

We can also move faster than land-based project developers, in part because we've attracted several world-class partners. Glencore was an early investor, and they hold an offtake for 50% of the nickel and copper in the NORI Area. Maersk have been a shareholder since 2017, and they help us manage all of our offshore vessel operations. Allseas, one of the world's largest pipe layers in the deep ocean for oil and gas, became a significant investor in 2019 and they also laid our pipe ground. They're pivoting their business away from supporting the fossil fuel industry, where they have amassed a fleet of large ocean-going vessels, large engineering and naval architecture expertise, which are perfectly suited to help us.

We also work with leading research ocean science organizations around the world who are helping us with our environmental impact studies. They're open to study their findings in peer-reviewed journals. Then we also work with Hatch with regards to the onshore processing. Our brief to them was we need zero tailings and zero waste. That's something that can only be afforded by this resource.

Through our significant investment in research alongside leading global institutions, we're very confident about the ESG case for nodules over land-based mining. There are lots of good people working very hard to improve mining on land, but they're up against several structural challenges. First, falling grades. We tend to take the easy and high-grade stuff first and critically, when you combine falling grades with sharply rising demand, you end up with an exponential increase in waste, and each kilogram of metal now comes with a mountain of waste. That waste must be managed indefinitely.

Second is location. You can't change it. If you map our remaining deposits on land, you'll see that mining is moving into places with higher geopolitical risk, higher biodiversity and higher carbon sinks. For nickel, most of the new supply is coming from Indonesian rainforests, financed by China and ending up in China. For cobalt, it's coming from rainforests in the Congo and again, it ends up in China. This creates hard choices for land-based producers. They need to spend more capital to get the same amount of metal, and then even more capital to decarbonize and manage a runaway waste stream.

We can do better, mostly because of the resource and its location. On the resource, we have high grades of these important four metals. Essentially, it's like having three tier-one, world-class deposits rolled into a single seafloor resource. For every ton of nodules, there is 300 kilograms of metal, no toxic-level elements, so all of the mass can be turned into product. We have a location that is far offshore and very deep, and this is an absolute game-changer. No social displacement, no deforestation, no child labor, no atmospheric release of carbon sinks. Then we made two choices. We invested in zero-waste flowsheets, and we committed to powering our onshore processing with only renewable power.

The regulatory side of our business is also very important to understand. The CCZ, which is where our resource is located, it's in what's known as the high seas or international waters. Since 1994, the exploration and exploitation of seabed resource has been governed by the International Seabed Authority, or the ISA. The ISA was established based on the United Nations Convention on the Law of the Seas, or UNCLOS. It's made up of 167 Member States, plus the European Union.

The exploration contract for NORI was secured in 2011; TOML in 2012; and then Marawa in 2015. They provide us with an exclusive 15-year window to carry out our exploration. Then we have the right to move into exploitation over that same defined area once we've completed all of our environmental studies. The NORI-D development program is focused on commencing production in mid-2024, with what we call Project Zero. Both the offshore and onshore are progressing and on track with the help of our very capable partners.

How do we gain confidence about the size and the quality of the resource? Well, the nodules occur as two-dimensional, as I mentioned before, lying on the seafloor. So, we can directly see them, unlike terrestrial deposits where you need to drill and define a third dimension. This proves a high level of confidence in the nodule resource. To define the nodules, we need to know two things; the abundance of them, how many per square meter, which we weigh; and the metal content of the nodules.

With abundance, they can be measured by dropping these box core samplings - showing here on the upper-right of this page - as well as seafloor imaging from equipment like this AUV shown on the bottom-left, which produces high-resolution images of the seafloor. In fact, we now have bathymetric survey data covering almost 180,000 square kilometers of ocean floor. That's roughly the size of Oklahoma. You can see the continuous nodule fields on the lower-right of the page.

Further, the metal content of the nodules in our contract areas is remarkably consistent as confirmed by our third-party independent analysis by AMC Consultants. To collect the nodules, we've collaborated with some of the world's leading offshore engineers and designers. We have developed a nodule collection system, which includes subsea collector robots, a main production vessel, and riser pipe, and a support vessel. Nodules from the production vessel are then offloaded to a bulk carrier.

I also want to highlight that this is proven technology. The images on this slide show that the successful pilot mining trials were completed in the same area, 4,000 meters below sea level, back in the 1970s. Several thousand tons of nodules were successfully recovered, and the technology was fully validated by some of the impressive names on this page - Lockheed Martin, BP, Shell, Mitsubishi - and they were taken ashore and processed by Kennecott, now part of Rio Tinto. Our collector system is obviously much more advanced and efficient today, but the basic principles were proven 50 years ago.

As I noted earlier, we have the ability to ship the nodules anywhere for processing, and we produce them in a way that generates zero toxic tailings and zero solid waste. This really opens up the possibilities in terms of processing locations, including many developed nations that are finally focusing on supply chain security for critical battery metals. You may have seen the Houston Chronicle article recently regarding our exploration of a potential processing site in Texas City.

When thinking about the massive economic potential of The Metals Company, the first place to begin is the net present value, or NPV. If you run an NPV on the full estimated resource for NORI and TOML - the yellow and blue blocks - it comes up at around $31 billion. Our model is conservative, with nickel and copper prices well-below spot price today. You don't just have to take our word for it. Keep in mind that this is all based on technical reports that are both Canadian 43-101 and SEC S-K 1300 compliant; put together by AMC Consultants, a leading independent mining consultancy.

On that point, I might pass the mantle over to Craig [crosstalk]--

Craig Shesky: No, happy to do so. Thank you, and thanks to Nick and everybody at SPACInsider. It's a pleasure to speak with you. I joined the company after a career as a mining investor at a large New York hedge fund, King Street Capital. Before that, I spent a lot of time in and around mining. I grew up in a mining community in Michigan, and I worked in iron mines, just like my dad did. To me, metal security, both at a national security level as well as providing low-cost and environmentally conscionable metals, is really a key personal mission.

A lot of the work that I've done over the last five years has been specifically on battery metals. When you look on a mine-by-mine basis to the options that you have on land for metals like nickel, and cobalt, copper, it's a very dire picture. As Gerard noted, it can take up to 20 years to take a project from the identification stage, through development, all the way to construction.

The places where we're looking now for nickel, in particular, you're talking about knocking down rainforests and getting a very low-grade product that then has to be put through a very carbon-intensive process to upgrade it to battery metal scale for nickel. It's a big problem, and I spent a lot of time trying to figure out what the solution might be, and I met Gerard and the team a couple years ago, and I couldn't be happier to be on a team that I think can actually solve this issue for domestic automakers.

As Gerard noted, if you're looking at us on an NPV basis, the net present value is over $30 billion for the defined contract areas of NORI and TOML. If you look at it on a comparison to other base metal developers and producers; well, the NORI-D area alone, which is just 22% of our total resource, is 0.35x of our net present value. If you'd run the same analysis on the total estimate portfolio at current metal prices, we would be trading at just 7% of the net present value. That's, versus some of the names on this page, up roughly 70%. We think this is a valuation that we can absolutely grow into as we continue to hit our milestones.

If we're thinking about value another way, as a multiple of future EBITDA, we're still trading at a small fraction of the valuations of metal producers, as well as other companies in the battery value chain. We do expect to get to roughly $2 billion of EBITDA by 2027. Then over steady-state production over the life of our asset, that we would expect $3 billion of EBITDA for the NORI-D project. Again, that's just 22% of the total resource.

On the project financing side. Obviously, we're pleased to have announced in March that with the SOAC transaction, we would have more than sufficient cash to get us into first commercial production in 2024. That's what we call Project Zero, here on the left side of the page. This is the project that's going to validate our business model. Then to fully ramp up Project One on the NORI Area, we've modeled $7 billion of initial CapEx and that corresponds to $57 billion of EBITDA, we're closer to $70 billion of lifetime EBITDA if you're looking at current metal prices. Again, we don't have to bet on rising metal prices to have this model be wildly profitable.

Now that CapEx number, $7 billion may seem like a lot, but it's actually quite low, relative to the amount of metal we produce because you can't look at CapEx in a vacuum. If you're comparing our project - which again, MINING.COM recognized as the largest nickel project on the planet - relative to other nickel projects for nickel equivalent tonnage, we actually produce more nickel for less CapEx than most of the names on this page. Then on an operating expense basis, you can see on the lower part of this chart, we're also in the firm position in the first quartile of the cost curve. This means if there are commodity price fluctuations, we don't have to shut down production as opposed to some of our peers.

Thinking about project finance, we do have a lot of flexibility. We've always relied on the balance sheets of our partners and investors, and we would expect to continue to do so. We also can take some CapEx-light options to reduce the overall financing bill. We also can fund some of this CapEx through operating cash flow. Because again, it's such a good position to be in. It's very rare to see a metal company begin production in the lower end of the cost curve. We will actually be generating sufficient cash flow over this decade to fund a good amount of that $7 billion CapEx by the later parts of the decade.

I think the CapEx-light strategy would actually merit a little case study here. We're already demonstrating the potential for this CapEx-light approach offshore. In February of 2020, our partner Allseas purchased this Hidden Gem vessel on the left side of the page at a purchase price of well-below than $50 million, and this is a Samsung 10,000 vessel that would have been worth roughly $700 million as a new-build a decade ago. It's now being converted as we speak at a port in Norway, and it will begin its collector test in the North Atlantic in about six month's time.

The total conversion, plus the purchase price for this vessel will be around $200 million. However, as we do more of these, if this is the approach that we take, we believe the total CapEx spend can continue to come down. This compares to what we've modeled by doing a new-build production vessel on the right side of the page, which would be roughly $1.3 billion.

This is just one example. There are things that we can do onshore as well to reduce the CapEx bill. We can pursue tolling arrangements at existing rotary kiln-electric furnaces. We just have a lot of options. What I would emphasize is that we have sufficient capital to get us into first production in 2024, and we'll continue to use the balance sheets of our partners to scale up from there. It is not our intention to fund future expansions through the issuance of new equity.

Look, in summary, this is a very massive resource. We think it offers massive economic upside. Not only are we developing the largest nickel project in the world, but it's like having then a tier-one manganese and tier-one copper asset attached onto it. It's a very, very unique resource, and I think it's valued quite conservatively at roughly 7% of our net present value.

With that, I think we will turn it back over to Nick and open it up to questions.

Moderator: Thank you very much. It's a very interesting presentation covering a lot, not only history and technology here. I'd just like to remind all of our viewers that you can send us questions at any time by clicking on the Q&A button at the bottom and sending those in, and I will be feeding those right back to our teams here.

I think maybe a good place to start is with Gerard talking about the ESG side of things. I think a lot of people may be hearing, well, okay, you're doing things the right way on the production side in all of this, but you are still taking things out of the ocean, there's a lot of ocean life. The areas of the ocean that you are really focusing on, we're not talking coral reefs here. It's a very deep crosscut of the Pacific.

Could you talk a little bit more about just how deep you're going here and what the life is like down there? I believe you're muted.

Gerard: Thank you. If we had time again, then we would carry out extractive industries in the parts of the planet where there was the least life. If we had a choice of going to the Atacama Desert and picking up rocks like our nodules that just lay there, that were filled with battery metals, then that would be a better solution than going to our rainforests to cut down our trees and our plants and dig up our soil looking for metal-bearing ores that were dug hundreds or thousands of meters below and generating lots of tailings and waste and dislocating communities and so on. Unfortunately, we didn't make those choices but that's where we're operating today.

If you think about the abyssal zone in the ocean, it's an area that is the most common on the planet, so you got to begin there. Because there's actually a lot of life in the Atacama Desert as well, but it's just organisms that live in the sand and in the soil, but you don't see a lot of plants growing there. If you look at the abyssal zone, it's an area where biomass, which is the introductory measurement of life - all things living - there's around 13 grams of biomass per square meter. Most of that is bacteria that lives in the sediment.

If you compare that to where the growth in nickel production is forecast to come from, say in Indonesia, there's between 20 and 30 kilograms of biomass, so more than 1,500 times more life that's going to be impacted. Of course, biomass, bacteria living in the sediment will be disrupted but it won't be destroyed by us. Our challenge here is to collect these rocks that lie on the ocean floor with as little impact and as much efficiency as is possible.

There's also been studies where an area off the coast of Peru was disrupted about 30 years ago. It had- basically, a large plow was dragged through a nodule field. They went back-- It was known as the DISCOL experiment. They went back and studied this area to see what recovery was like. What they found, 26 years later, was that you could still see the tracks where the tractor had driven through, but bacteria biodiversity had fully recovered and species numbers had recovered to 50%. Now that's pretty good in 26-27 years, when you think our planet is 4 billion years old.

Our impact on an area that doesn't have as much life is as limited as is possible, and of course recovery does take place. Of course that's the interesting era that we're walking into. We all talk about the fact that the transition to electric vehicles, the transition away from fossil fuels is necessary, but it's not going to happen without increased metal extraction. We have to face up to the fact that everything has some impacts. What we have to do is choose what has the lowest, most acceptable set of impacts and then do more of that.

Moderator: That totally makes sense. We have another question here. You mentioned the history and the fact that some of these nodules were extracted in the 1970s. How much of this seafloor collector technology is off-the-shelf, and why hasn't this been already going on for the last 50 years?

Gerard: Well, that's a really easy answer to that; because the regulatory regime has only just come into place. The reason why it was stopped 50 years ago was that the world had not agreed who owned the oceans, and so now that has been agreed. Now, everyone knows where their boundaries begin and where they end. In 1994, the International Seabed Authority was established to govern the high seas. While we have exploration licenses, we're governed by the same rules that China are governed by, the other license holders like France, and Germany, and the United Kingdom through Lockheed Martin, are all governed by the same set of rules. The regulatory environment is there today.

As for the technology, it's improved, I'm happy to say, over the 50 years. Of course, what's happened in that time is offshore oil and gas has blossomed. Pipe-laying, cable-laying has meant that the innovation in that industry is enormous. We're very fortunate that those companies who operate servicing offshore oil and gas are facing a future that is bleak. They're looking for a new industry to move into where they can utilize those assets that they've accumulated and the expertise that they have inside their organizations. We have two of those companies on our register today in Allseas and Maersk.

I wouldn't call it off-the-shelf today, but it's moving that way. They'll become like bespoke Caterpillar tractors, if you like.

[crosstalk]

Scott: We took a very simple view when we were getting to know the company. One, we got experience, all of us doing the oil and gas space - or at least Gina, David, and I do. Two, we said if you had a $30 billion pot of gold sitting at the bottom of the Pacific Ocean, do we have the technology to get recovery? It's not just the $30 billion pot of gold, or nickel, or manganese, or copper, or cobalt. It's also a key to solving what we think is planet earth's biggest problem, which is climate change.

Even if it wasn't worth $30 billion, we think there's a societal case to go pick it up, but the economic incentive and the humanitarian incentive is there to go get it. We think the technology and the partners that the company has aggregated are in the best position to go to do that.

Moderator: That makes sense. Another question for you, Scott. When you were looking for very specific types of opportunities like this, I imagine The Metals Company stood out as very unique. But also just given that there's so much that is new with it and you're looking at this giant possibility just a few years out, Craig touched upon valuation and how the company views itself and all those different types of measurement against the competitors, what was the process like for you? How were you getting your arms around?

Scott: Well, one, as I said, we had spent time on the climate change thesis very heavily, and the company stood out for us. In part because it's one of the few businesses that I think a SPAC has partnered with that has access to $30 billion of assets. I mean, these nodules, which we can see on the bottom of the ocean floor, you can pick them up through box core sampling, you can detect them through sonar; the company stands out in that there is a real asset-based due diligence that it has exclusive license rights to.

The second thing I would say is - and it's just a commentary on how thorough the team is - we've looked at a lot of data rooms, both when we were doing traditional M&A, when we were selling our own assets, when we were investing as SPAC investors, and the amount of available information that the company put out to us stood out as truly unique. Everything from licenses and contracts and relationships with some of these key partnerships that Gerard has described, to plans.

We were able to dig in with the information the company gave us in a way that- in a lot of the SPAC processes we saw you just couldn't do, but that wasn't enough for us. We did a lot of our own diligence, not only before the transaction, but also during the transaction where we hired our own independent experts. We talked to people that had been out on competing boats. We talked to a number of the suppliers. We actually talked to the regulator at the International Seabed Authority. We hired our own consultants to do our own evaluation and build our own models. Always, I get excited about diligence work. I like getting to know companies, but I really like digging in and cracking the code and figuring out where it all falls apart. We haven't found a place where this falls apart.

I will say, when we built the model and we started testing where this thing was really economically sensitive, the biggest variable to all of this equation when we put it on the economic page is metals prices. Which we're actually quite bullish about. You heard Gerard say that we've modeled a price that's more conservative than the spot prices. I personally think there's upside above and beyond the spot prices of metal supercycle in supplies, but metal prices is the biggest impact to the company success.

The second, when you start looking at CapEx and if you look at the two-plus billion dollars of offshore CapEx that's forecast for NORI-D, you could triple that. Not that we ever want to or not that we think that's the logical course, but that sensitivity only diminishes the NPV of that $30 billion project by about 15%. When you start to look at the other delays that could-- Like a delay, what happens if a delay happens? Because of the backward-dated nature, meaning that commodity prices are higher in the future than they are in the spot in the models that we've used, we think delays are actually one of these things that are roughly an economic loss. Now, we don't want delays, we don't want CapEx overruns, but I think it's important is you ground yourself into what is the risk and the upside. We think it really comes in spot prices and realized prices that the company has.

The diligence was thorough, it went for a very long time, and we think it stood out. We think this company stood out in terms of the robustness and resilience of the business case that we got to know, and the team. I always highlight the team. The team this company has, not only great partners, but truly does have a really committed set of people that believe in the mission and the mandate. A lot of companies are trying to tip-top valuation and get the most out, and you can tell it's really a transactional experience. What I always gleaned from Gerard, and Erika, and Tony, and Craig as he joined the team, these are people that are really committed to the mission. They believe in the mission.

The last thing I'll say is, we said we are an ESG fund. We think it's not enough for a company to have a sustainable mission, which we think this business obviously does, but the company needs to be committed to the E, Environmental; the S, Social; and the G in terms of the minds that they use to run the company. I think when you look at the board announcement that we put out who's going to join the board, we've gone a long way on governance. You'll see us do more.

I think when you think about the way that the company engages with stakeholders, its supply chain, its employees, and when they think about their own environmental footprint, not just the problem they're solving, this really does have all the hallmarks of a business that has ESG leadership in its heritage.

Moderator: Great. Another question we have here is really in some ways for both teams because this gets at why the SPAC deal- why this is a SPAC deal, essentially. Which is from a retail investor standpoint, why should I invest in this company now rather than waiting until 2024 when certain things have been de-risked, when production is online and all of that?

Gerard: Well, that's a really easy question. We sit on top of the world's largest undeveloped battery metal deposit. If you were to think about that $30 billion of NPV that we mentioned earlier, the difference between our valuation today and our valuation in the future is people's belief as they see it happen. Every day, we're spending our shareholders' money to improve the certainty, to increase the certainty, to complete the environmental work, to get the permits to allow us to scale up our production. Investors can buy it in 2024, just not at today's prices. It might come with a whole lot more certainty, but obviously it'll be when we're in production then.

We, of course, are talking about unlocking the first block, NORI Area D, which represents 22% of our defined resource. It's pleasing, we couldn't have macro conditions more favorable than they are today. Because many people are catching on to the fact that metal extraction comes with a set of impacts. If we're going to increase metal extraction by between 500% to 600% every year, then that's going to absolutely balloon those impacts, and so people are going to start focusing on them.

What we're very confident on is that we can massively compress those impacts. Which means that people will prefer to buy products that have our metals in them compared to land-based because they'll come with a much lower measurable set of impacts.

Scott: I always said when we've talked about this company, not only are people going to want to buy the product, but they're going to have to. If you want to make battery metals, you got to get supply that's not in the supply chain today, you got to get it from sources that don't exist. We get a lot of questions about the race for time and why do you need to act now? The answer is, if you want to hit a one-and-a-half degree centigrade climate change target, there's a budget. You can only spend so much CO2 between now and 2050.

We think every day that you don't get these metals into the supply chain, you're really pushing that number up because this resource has the ability to power close to 300 million electric vehicles, and we don't have those metals in the system today. You can't go grab them, you can't go recycle them, you can't pull them off land, there is nowhere to get them if you don't go to a new spot. I think this is the spot.

Craig: Yes. I'd also just note, too, it's clearly become a national security issue. In the Biden 100-day supply chain review, it mentioned nickel 146 times in 250 pages. It elevated nickel to one of the top three most critical elements for the green transition. It focused on capital that would be available to metal processing and refining domestically.

Governments around the world are recognizing that China has really owned this raw material supply chain. If you do some of the work that I've done over the last five years and you look at, project-by-project, where's the metal going to come from, it's woefully insufficient, and certainly not going to be available to Western economies and OEMs. Governments are waking up to it as well as automakers and other consumer-facing brands.

While we're going to continue to hit those milestones and progress, there might be a point in time, too, where people are realizing who we're partnering with and who's going to be backing us. As we continue to execute and announce partnerships like that, we think it will be sort of an aha moment for a lot of people examining this company.

Moderator: It's an interesting point you're making there, Craig. I just wanted to bring it back to that. Just in terms of being-- With the demand going to be skyrocketing, and with it continued new pressures and regulations on companies looking at the impacts they are making that maybe further down the line in terms of production and manufactured materials, given that The Metals Company may be positioned to be the cleanest nickel, have you seen some movement or already getting some feedback in terms of how demand will be affected by, and maybe even you will be a different price or different category of nickel in the future?

Gerard: Well, we make no assumptions, but do I think there'll be premiums if you can prove that your CO2 impacts are a fraction of the alternative? Absolutely. I think that car companies are going to be penalized by governments for not meeting targets. As we start to educate people about what full lifecycle analysis set of impacts are when you're making electric vehicles--

We're not just talking about the process of the mining or the transportation or the processing. We're talking about, where do those metals come from? How much sequestered carbon was truly released? Because all of these inputs go to make up a number. How much tailings would generate it? How many trees were cut down? How much child labor was used? What sort of guarantees can you provide?

It's a pretty murky game at the moment, I'm afraid. Partly because if you look at nickel, 60% of every ton of nickel ends up in China, 90% of every ton of cobalt ends up in China. It's a difficult thing to track and trace.

Moderator: Yes, I can imagine. I would just like to remind our viewers that we do have just over 10 minutes left in the webinar, so if you have that question, now would be a good time to get it in down at the Q&A button at the bottom of the screen. Just another question on this, and I know it's been touched upon before, but what has been the process like in terms of gaining that certainty on the scale of the asset that you have here?

I imagine that you were finding new methods of measuring and new methods of exploring and as you were going. How as your precision changed, as you continue to explore and look at this?

Gerard: Yes. Well, we are, at the moment, the first company to have not only one but two 43-101 and S-K 1300 compliant resource statements. We have two that are 43-101 compliant, and we have one that is S-K 1300 compliant. There are learnings, of course. I think that's one of the other unique characteristics inside The Metals Company that Scott really identified with, and that is we've been at this as a team for a long time. We've built up a lot of subject matter expertise, and we're forging a path that others will follow, for sure, and will learn from.

There is a lot of understanding of how to secure title. Understanding the role of developing nations in the International Seabed Authority, what role they play, what role UNCLOS plays. What are the nuances between sponsor state and license holder? There's a certain amount of time that has to be invested to take those learnings. Of course, I think our first conversation with a sponsoring state partner dates back to 2006, so 15 years ago. That puts a serious competitive advantage in our pocket.

Then, of course, technology helps make it more efficient. We've collected a lot of those efficiency gains, and we'll be putting them into good use as we build more scale. Because, of course, as we get into production, and as we can demonstrate the lower set of impacts, the better economics of making batteries from our metals, then the market dynamics, I think, will want us to increase production because of those characteristics. That will be very helpful for us. Be very helpful.

Moderator: I can imagine. You just touched upon it there, but could you go a bit in more detail about those relationships with the specific countries that are going to be nearby your deposits? You've mentioned the international framework that's been created, but what relationship do you have with these specific nations?

Gerard: Well, they're not nearby. The nearest landmass to us is the coast of Mexico, which is about 1,000 miles away. If you're a member of the International Seabed Authority, and there are 167 member countries, plus the European Union, then you can apply for an area of international waters or the high seas.

When they were drafting UNCLOS, they were very thoughtful and said, well, a developing country won't be able to put an application together, they won't have the resources or the knowledge, but they should be able to sponsor a private company. In our case, that's one of the really important aspects because the developing world is often have been the lowest or least contributors to climate change, but they're the most impacted because of rising sea levels. In fact, two of our three sponsoring nations are at risk of disappearing through rising sea levels. The fact that they can participate in a solution, and also provide some economic hope to their future generations is a really important part of this project.

Because when they drafted UNCLOS, they were very clear that this asset was the common heritage of mankind, so it's owned by everyone. It should be developed for the good of mankind. Of course, one of the benefits that we will give is very substantial royalties that will not only go to our sponsors, but to the regulator, and those royalties will then be distributed to developing countries. But that's one set of benefits.

The biggest set of benefits to the common heritage of mankind will be the injection of these metals. Because these metals will be recycled over and over and over again because generally, they're going into batteries, they're going into windmills that will generate the renewable power. Of course, when batteries come end-of-life, they will be recycled and 100% of the metal will be used again.

Unfortunately, recycling won't get us there today because if you think of nickel, most of the nickel that is mined goes into making stainless steel. We're not going to hand in all of our cutlery to make our batteries, but in future-- And the International Energy Agency recently updated their estimate; that by 2040, 10% of demand should be met by recycling, but thereafter it will start to increase.

Moderator: Yes, absolutely. We've talked to Scott about what he saw in The Metals Company. I'd be interested to hear from you, Gerard, about what made Sustainable Opportunities a particularly good match for this combination. As everyone who's been watching the news knows, there's lots of SPACs out there, but what specific benefits do you feel Scott and his team can bring?

Gerard: Well, we've been approached by SPACs for almost a year. Then we hired a fantastic bank, Nomura Greentech, and we were very clear that we didn't want to run dozens of meetings. We really wanted them to filter SPACs that were aligned with our mission. When we learned about Scott's positioning as the first ESG SPAC, Sustainable Opportunities Acquisition Corp., the mission that they were trying to link up with sustainable investments, and then we met the team. The team had an energy appreciation because that was important to us as well.

Also, there was chemistry. We were under NDA with several- [sound cut] negotiating with several SPACs, but we decided quite early to make it an exclusive arrangement with Scott and his team, mainly because we just decided we wanted to invest in a team that we felt that we could work with, as opposed to playing off teams to get the best results. We might have got a better deal somewhere else but you know what? It's been a fantastic relationship. The last months have been an absolute pleasure. I'm hoping that Scott is going to be a board member of our company and for many years to come.

Scott: I'll tell you-- Who doesn't like to be bragged on? Thank you, Gerard. The other thing I'd say is, one of the things that impressed us about the team is we never viewed ourselves as just taking what was being offered. We always wanted to try to engage in a dialogue and see if there was more value creation that we could together bring. It was clear to us in the way that the company engaged with its key strategic relationships, the way they engaged with us.

You can get a feel for a team when you're working on something like this together, but this team is a hungry, commercial, honest, very thoughtful team, and open to all types of ideas. They really did stand out as being special, and so we feel we got really lucky.

Moderator: Great. We're almost out of time, but this may be too far off of a technical question. One of the interesting things about The Metals Company is some of the new technology that you have the potential to invent. Not just figuring out how to get what is already known and the processes that have already been used before to get these nodules off the seafloor, but the potential to create a bespoke craft and really develop some interesting technology in the process.

Do you see in your future some prospect for licensing that or benefiting from these new vehicles being produced outside of your company?

Gerard: Sure. From our perspective, the company holds patents, but we actually share those patents with our partners because we think there'll be tremendous innovation from companies that-- Like our current partners, Allseas and Maersk, there'll be innovation everywhere, and we want to encourage that innovation. In fact, last year we hired Bjarke Ingels Group to come and re-imagine the form of our heavy industrial assets.

Because of our resource, it doesn't generate tailings or waste, it means that we can locate our onshore processing plants in locations where you wouldn't dream about putting a metal processing plant. They can look very different. Bjarke Ingels, one of the world's leading architects, designing the infrastructure for a metals company, you wouldn't dream of it. Yet, Bjarke took the challenge on and delivered and worked with our naval architects and engineers to redesign both the onshore processing, our production vessels. He worked with our partner Allseas on the harvester system and made tremendous form improvements, but also some really amazing function improvements as well.

What I hope that does is inspire other people because if you can make something that is also beautiful, why not? It changes how people think and feel about it. I know I'd much rather look at something that was attractive than not, and I hope that will change how people feel about it. Bringing together those disciplines to produce a better outcome is something that we're very motivated by.

I think the innovation that we're going to see in this industry is going to be really exciting. We are approached by people all the time, ranging from drones with pickers that can pick up nodule at a time. From our perspective, it's like, "Come on in." What we want to do is collect with the lowest impact and the greatest efficiency, and so we welcome partnerships with companies who have expertise or thoughts in that area.

Scott: I'll close it out with a disclaimer note. I think I said it earlier but if it didn't, our proxy is not yet live, so we're not here to solicit anybody's vote today. I want to make sure that gets on the record. Look, I think we'll be seeking to wrap up in Q3 and really are excited about where we are. I know we're at the bottom of the hour, but I wanted to make sure we didn't lapse without getting that in.

Moderator: Sure, of course. Well, it's been a really fascinating hour. I'm sure people have many more questions, but we are at the end of our time. I’d just like to thank Craig, Gerard, and Scott one more time for a fascinating discussion, and to all our viewers for your questions and for tuning in.

Gerard: Thank you.

Craig: Pleasure. Thank you.

Scott: Thank you.

About DeepGreen

DeepGreen Metals Inc. is a Canadian explorer of lower-impact battery metals from seafloor polymetallic nodules, on a dual mission: (1) supply metals for the clean energy transition with the least possible negative environmental and social impact and (2) accelerate the transition to a circular metal economy. The company through its subsidiaries holds exploration and commercial rights to three polymetallic nodule contract areas in the Clarion Clipperton Zone of the Pacific Ocean regulated by the International Seabed Authority and sponsored by the governments of Nauru, Kiribati and the Kingdom of Tonga. In March 2021, DeepGreen announced that it had entered into a business combination agreement with Sustainable Opportunities Acquisition Corporation (SOAC) to accelerate project development and become a publicly traded company on NASDAQ as ‘The Metals Company’. More information is available at deep.green.

About Sustainable Opportunities Acquisition Corporation

Sustainable Opportunities Acquisition Corporation is a SPAC formed for the purpose of entering into a business combination with one or more businesses. While the Company may pursue a business combination in any industry, the Company intends to focus its search for a business that exists within industries that benefit from strong Environmental, Social and Governance (“ESG”) profiles. While investing in ESG covers a broad range of themes, the Company is focused on evaluating suitable targets that have existing environmental sustainability practices or that may benefit, both operationally and economically, from the founders’ and management team’s commitment and expertise in executing such practices. For more information, visit greenspac.com.

Important Information About the Proposed Business Combination and Where to Find It

This communication is being made in respect of a proposed business combination transaction contemplated by the business combination agreement (the “Business Combination Agreement”), dated as of March 4, 2021, by and among Sustainable Opportunities Acquisition Corp. (“SOAC”), 1291924 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of British Columbia, Canada, and DeepGreen Metals Inc., a company existing under the laws of British Columbia, Canada (the ”Company” or “DeepGreen”) and other concurrent agreements related thereto (together, the “Business Combination”). In connection with the proposed Business Combination, SOAC has filed with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus. SOAC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, any amendments thereto and the definitive proxy statement/prospectus as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about DeepGreen, SOAC, and the proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of SOAC as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Investors@soa-corp.com.

Participants in the Solicitation

SOAC and its directors and executive officers may be deemed participants in the solicitation of proxies from SOAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in SOAC will be included in the proxy statement/prospectus for the proposed Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available.

DeepGreen and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of SOAC in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, SOAC and DeepGreen’s expectations with respect to future performance, development of its estimated resources of battery metals, potential regulatory approvals, and anticipated financial impacts and other effects of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination, the timing of the completion of the proposed Business Combination, and the size and potential growth of current or future markets for the combined company’s supply of battery metals. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside SOAC’s and DeepGreen’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against SOAC and DeepGreen following the announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of SOAC and DeepGreen, certain regulatory approvals, or satisfy other conditions to closing in the Business Combination Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; the impact of COVID-19 on DeepGreen’s business and/or the ability of the parties to complete the proposed Business Combination; the inability to obtain or maintain the listing of the combined company’s shares on NYSE or Nasdaq following the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the commercial and technical feasibility of seafloor polymetallic nodule mining and processing; the supply and demand for battery metals; the future prices of battery metals; the timing and content of ISA’s exploitation regulations that will create the legal and technical framework for exploitation of polymetallic nodules in the Clarion Clipperton Zone; government regulation of deep seabed mining operations and changes in mining laws and regulations; environmental risks; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in mineral resource estimates; the uncertainty in geological, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks; and dependence on key management personnel and executive officers; and other risks and uncertainties indicated from time to time in the final prospectus of SOAC for its initial public offering and the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in SOAC’s other filings with the SEC. SOAC and DeepGreen caution that the foregoing list of factors is not exclusive. SOAC and DeepGreen caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SOAC and DeepGreen do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.